Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
www.faegredrinker.com

May 16, 2025

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Capital Trust (the “Registrant”)
(Registration Nos. 333-71703; 811-09221)

Dear Ms. Fettig:

The following responds to the Staff’s comments that you provided by telephone on April 18, 2025 regarding the Staff’s review of the Registrant’s Form N-CSR filings for its fiscal year ended May 31, 2024 with respect to the CCM Community Impact Bond Fund (the “Fund”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

Form N-CSR

1.	Comment: With respect to Item 1(a) of Form N-CSR, each class of shares has a statement that the class outperformed the benchmark; however not all classes outperformed. Please consider modifications in future filings since Tailored Shareholder Reports are class specific.

Response: The Registrant confirms it will include the requested disclosure on a going-forward basis.

2.	Comment: With respect to Item 7(a) of Form N-CSR, there is a payable line item for shareholder servicing fees which is higher than shareholder servicing fee expense for the year. Please explain why accrual is higher than expense for the year.

Response: The Shareholder Servicing Fee payable presented on the Statement of Assets and Liabilities represents the combined accrual for both the Shareholder Servicing Fees – Retail Shares and the Special Administrative Servicing Fees – CRA Shares. As of May 31, 2024, the accrued payable for the CRA Class was $187,035, and the accrued payable for the Retail Class was $3,113. On a going forward basis, the Registrant will present these accruals as separate line items on the Statement of Assets and Liabilities.

3.	Comment: With respect to Item 11 of Form N-CSR, please consider adding more detail in line with the instructions of Form N-CSR regarding the Approval of Investment Advisory Agreement Disclosure.

Response: The Registrant believes that the current discussion of the Board’s approval of the Funds’ advisory agreement is compliant with the disclosure requirements of Item 11 of Form N-CSR. The Registrant will consider adding additional specificity in future reports regarding the Board’s approval of the advisory agreement.

4.	Comment: With respect to Item 4(c) of N-CSR, please describe specifically what services were provided in future filings.

Response: The Registrant confirms it will include the requested disclosure on a going-forward basis.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L. Williams
David L. Williams